

Nate Karsten · 3rd

Managing Partner at Same Day Delivery

Grand Rapids, Michigan · 500+ connections · **Contact info**

Same Day Delivery

 **Calvin College**

Experience

Managing Partner

Same Day Delivery

Jan 2005 – Present · 15 yrs 3 mos

Greater Grand Rapids, Michigan Area

 **Financial Advisor**

Morgan Stanley

Jun 2000 – Jan 2005 · 4 yrs 8 mos

Greater Grand Rapids, Michigan Area

Education

 **Calvin College**

1996 – 2000

Interests



Calvin University
29,701 followers